7628 Thorndike Road
Greensboro, NC 27409-9421

March 23, 2007

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Tara L. Harkins

            Re:       RF Micro Devices, Inc.
                        Form 10-K for the Fiscal Year Ended April 1, 2006
                        Forms 10-Q for the Quarters Ended July 1, 2006, September 30, 2006 and
                        December 30, 2006
                        Form 8-K filed on January 23, 2007
                        File No. 000-22511

Ladies and Gentlemen:

            This letter is submitted in response to comments contained in the letter dated March 9, 2007 from Tara L. Harkins of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the "Company"), regarding the Company's Form 10-K for the fiscal year ended April 1, 2006 (the "Form 10-K"), the Company's Forms 10-Q for the quarters ended July 1, 2006, September 30, 2006 and December 30, 2006 (each, the "Form 10-Q") and the Company's Form 8-K filed on January 23, 2007 (the "Form 8-K").

            The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's March 9, 2007 letter.  Page numbers referred to in the responses below reference the applicable pages of the Form 10-K, Form 10-Q or Form 8-K, as appropriate.  Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K, Form 10-Q and/or Form 8-K.

Form 10-K for the Fiscal Year Ended April 1, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, p. 21

Results of Operations for Fiscal Years 2006, 2005 and 2004, page 22

               Comment 1:  We note that you present multiple non-GAAP financial measures here, including gross profit excluding share-based compensation expense, research and development excluding share-based compensation expense, marketing and selling excluding share-based compensation expense and general and administrative excluding share-based compensation expense.  While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors.  Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

            Response 1:  We present our operating expenses in this manner in order to provide useful investor information about the impact of the adoption of Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Expense."  According to Staff Accounting Bulletin ("SAB") 107F, Classification of  Compensation Expense Associated with Share-Based Payment Arrangements, "[t]he staff believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements.  Disclosure of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A."  In our Form 10-K, we elected to make this disclosure as part of our MD&A.

However, as the Staff believes that our presentation could be misleading to investors, we will revise our discussion of operating expenses in future filings to remove the following line items:  (1) gross profit excluding share-based compensation expense; (2) research and development excluding share-based compensation expense; (3) marketing and selling excluding share-based compensation expense; and (4) general and administrative excluding share-based compensation expense.  We expect to focus our discussion in future filings primarily on changes in GAAP-based results.

Item 8.  Financial Statements and Supplementary Data, page 32

Note 2.  Summary of Significant Accounting Policies and Other Matters, page 37

- Accounting Periods, page 37

Comment 2:  We note that although your fiscal year ends on the Saturday closest to March 31st, you present consolidated balance sheets and income statements as of and for the periods ended March 31, 2006, 2005 and 2004.  Please revise future filings to present your financial statements as of the actual end of your fiscal year.

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Response 2:  In future filings in which financial statements are required to be presented, we will indicate clearly the actual date of the end of the respective reporting period or periods.

- Revenue Recognition, page 39

Comment 3:  We note from your disclosures that you entered into arrangements to sell your products through distributors and manufacturers' representatives.  Please tell us and revise your filing to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.  Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

Response 3:  We acknowledge the Staff's comment requesting further clarification regarding our arrangements with our distributors, including any post-shipment obligations and acceptance provisions, price concessions and the specific point in the earnings process at which we recognize revenue for semiconductor products.  The majority of our products are sold to our customers through our internal sales force and manufacturers' representatives.  Less than 1% of our sales are through a distribution network that has post-shipment obligations related to a partial right-of-return.  This revenue is deferred based upon the terms specified in the agreement with the distributor.  To address the Staff's comment, we will provide the following disclosure in our next annual report on Form 10-K in Note 1 and in the MD&A section under "Critical Accounting Policies":

"Revenue Recognition

The Company's net revenue is generated principally from sales of semiconductor products.  Such sales represented approximately 99% of its total net revenue in each of fiscal 2006, 2005 and 2004.  The Company derives the remaining balance of its net revenue from non-recurring engineering fees and cost-plus contracts for research and development work, which collectively are typically less than 1% of consolidated revenue for any period.

The Company recognizes revenue from product sales when the fundamental criteria are met, such as the time at which the title and risk and rewards of product ownership are transferred to the customer, price and terms are fixed, no significant vendor obligation exists and collection of the resulting receivable is reasonably assured.  Revenue from the majority of the Company's semiconductor products is recognized upon shipment of the product to the buyer from a Company-owned or third-party location.  A small percentage of revenue generated from the sale of semiconductor products through a distributor relationship is partially deferred based on the terms specified in the agreement with the distributor.  Revenue from non-recurring engineering fees are recognized when the service is completed or upon certain milestones as provided for in the agreements.  Revenue from cost plus contracts is recognized on the percentage of completion method based on the costs incurred to date and the total contract amount, plus the contractual fee.  Pricing allowances, including discounts based on the contractual arrangements with customers, are recorded when revenue is recognized as a reduction to both accounts receivable and revenue.  The Company's revenue recognition policy is significant because revenue is a key component of the Company's operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions."

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Comment 4:  Further to the above, please tell us and revise your future filings to disclose the specific point in the earnings process in which you recognize revenue for the sale of your semiconductor products.

Response 4:  We have included our response to Comment 4 in our response to Comment 3, above.

           Comment 5:  We note that you provide warranties to your customers.  Please revise your future filings to include the disclosures related to your warranties, to the extent material, required by paragraph 14 of FIN 45.

Response 5:  To address the Staff's comment, the following disclosure will be made in our next annual report on Form 10-K in Note 1:

"The Company sells its products with a standard warranty against defects of 12 months or up to 27 months, in each case depending on the specific type of product and customer.  The Company records estimates for product warranty costs in the period of sale.  The estimated accruals are based on historical activity.  The Company additionally accrues for known warranties if a loss is probable and can be reasonably estimated.  The accrual and related expenses for estimated and known issues were not significant during the periods presented and were less than 1% of sales."

We acknowledge the Staff's comment about including the disclosures related to our warranties, to the extent material, that are required by paragraph 14 of FIN 45.  Warranty expense for actual defective product was approximately $0.3 million, $0.4 million, and $0.5 million in fiscal 2006, 2005 and 2004, respectively.  Given the immaterial nature of these actual expenses, we believe that a reconciliation of the variance between the actual warranty costs and the accrued estimates is unnecessary in the notes to our consolidated financial statements.  We will continue to monitor the level of warranty expense and related accruals and will supplement our disclosure if warranted.

- Intangible Assets and Goodwill, page 38

Comment 6:  You state that newly-acquired goodwill determinations are based on independent appraisals.  Further, we note disclosures on page 28 and page 46 that indicate certain amounts in your consolidated financial statements are based in part on the work of independent appraisers.  Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include its consent.  Otherwise, you may revise the filing, as appropriate.

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Response 6:  We acknowledge the Staff's comment and in future filings we will eliminate the references to independent appraisers to make it clear that our management is primarily responsible for the valuations of our intangible assets and goodwill.

Note 21.  Geographic Information, page 54

Comment 7:  We note within MD&A you discuss how revenues from your various products impacted your results in each reported period.  Please revise the notes to the financial statements in future filings to present the product line revenue disclosures required by paragraph 37 of SFAS 131.

Response 7:  In future filings, we will present revenue as required by paragraph 37 of SFAS 131 which states that revenues from external customers shall be reported for each product and service or each group of similar products and services unless it is impracticable to do so.  As such, in future filings our revenue will be presented in the following three groups of similar products - Cellular, Wireless Connectivity and Infrastructure products.  The following is an example of the revenue summary that will accompany the "Geographic Information" footnote which is included in the notes to the financial statements.

(in thousands)	Fiscal Year End
Net Revenue:	2004	2005	2006
Cellular	$607.1	$569.4	$707.4
Wireless Connectivity	34.5	46.0	44.1
Infrastructure	9.8	18.8	18.7
Total	$651.4	$634.2	$770.2

Item 9A.  Controls and Procedures, page 59

Comment 8:  We note your disclosure that your management, including [your] principal executive officer and principal financial officer, "concluded [your] disclosure controls and procedures are effective to enable the company to record, process, summarize and report in a timely manner the information that the company is required to disclose in its Exchange Act reports."  Please revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Please note this comment also applies to your Form 10-Q for the period ended December 31, 2006.

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Response 8:  We acknowledge the Staff's comment and will disclose in future filings as required by Exchange Act Rule 13a-15(e) that our principal executive officer and principal financial officer, if true, have concluded that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for the Quarter Ended December 31, 2006

Note 1.  Basis of Presentation and Significant Accounting Policies, page 7

- Share-Based Compensation, page 8

Comment 9:  You state that you use implied volatility of market-traded options on your common stock for the expected volatility assumption input to the Black-Scholes option-pricing model.  Please tell us why you determined that implied volatility is more representative of future common stock price trends than historical volatility.  Include in your response your evaluation of the factors listed in Questions 3 and 4 of SAB Topic 14.D.1.  In future filings, provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72.

Response 9:  Prior to the adoption of SFAS 123(R), we evaluated the guidance in SAB 107 with regard to determining the appropriate volatility assumption.  We also retained a third-party consultant to assist with the determination of what assumptions should be used to value our employee stock options under SFAS 123(R).  In its analysis, our consultant performed a volatility study, with the goal of determining whether to use an historical stock price volatility assumption, an implied option price volatility assumption, or some combination thereof.  SFAS 123(R) and SAB Topic 14.D.1 provide guidance that states that implied volatility may be a better estimate of expected volatility in cases where the company does not believe it is reasonable to assume that past stock price behavior is likely to be indicative of expected future stock price behavior - which we believe is the case with respect to our stock price.  We believe implied volatility is more useful than historical volatility in estimating expected volatility because it is generally reflective of both historical volatility and expectations of how future volatility will differ from historical volatility.

We believe that we have met the four criteria set forth in the Interpretive Response to Question 3 of Topic 14.D.1 (each of which is outlined and discussed below), as well as the five factors set forth in the Interpretive Response to Question 4 of Topic 14.D.1, that would allow us to rely exclusively on implied volatility when calculating our expected volatility assumptions.  As noted above, we engaged a third-party consultant to assist us with our calculation of volatility in all cases noted below.  We use a Black-Scholes valuation model that is based upon a constant volatility assumption, and we utilize the following information (as set forth in the Interpretive Response to Question 4 of Topic 14.D.1) in our calculation of implied volatility:

  Volume of Market Activity
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As indicated by the Interpretive Responses to Questions 3 and 4 of Topic 14.D.1, we have considered the volume of trading in our underlying shares as well as our traded options in determining our reliance on implied volatility.  There is an active market for our common stock and publicly traded call options.  As noted in the Interpretive Response to Question 1 of Topic 14.D.1, the Staff stated that "a company with actively traded options or other financial instruments with embedded options generally could place greater (or even exclusive) reliance on implied volatility."

  Synchronization of the Variables

The Interpretive Responses to both Questions 3 and 4 of Item D.1 of Topic 14 indicate that the implied volatility of traded options and underlying shares should be derived as of a point in time as close to the grant of the employee share options as reasonably practicable.  Because we grant options throughout the quarter, we selected the end of the quarter to measure the market prices of the traded options for purposes of valuation for the December 31, 2006 quarter-end.  The price of employee share options is set on the actual grant date, equal to the prior trading day's closing price.

  Similarity of Exercise Prices

The Interpretive Response to Question 3 of Item D.1 of Topic 14 states that when valuing an at-the-money employee share option, "the implied volatility derived from at- or near-the-money traded options generally would be most relevant."  Footnote 48 and footnote 54 of Item D.1 of Topic 14 provides that a company may use a weighted-average implied volatility based on traded options that are either in-the-money or out-of-the-money.  Our implied volatility is calculated using a weighting technique factoring the delta and vega of each call option participating in the Implied Volatility Index calculations.  In total, four "At-The-Money" options within each expiration are used to solve for the Implied Volatility Index of our stock.  The Implied Volatility Index calculations are from www.ivolatility.com, which is an unaffiliated third-party data service that provides implied volatility data used by our third-party valuation consultant, Aon.

  Similarity of Length of Terms
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As suggested by the Interpretive Response to Question 3 and as noted in the Interpretive Response to Question 4 of Item D.1 of Topic 14, the Staff indicated that one of the factors that a company should consider when determining whether it could place exclusive reliance on implied volatility would be whether the remaining maturities of the traded options on which the estimate is based are at least one year.  Footnote 49 of Item D.1 of Topic 14 indicates that the Staff believes it may also be appropriate to consider the entire term structure of volatility provided by traded options with a variety of remaining maturities.  If a company considers the entire term structure in deriving implied volatility, the Staff would expect a company to include some options in the term structure with a remaining maturity of six months or greater.  Footnote 50 of Item D.1 of Topic 14 also indicates that the Staff believes the implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different from the implied volatility that would be derived from a traded option with a significantly longer term.  During the quarter ended December 31, 2006, the publicly traded call options utilized in the determination of implied volatility had maturities ranging from January 20, 2007 to January 17, 2009, which include options with a remaining maturity of six months or greater.  The Implied Volatility Index we use is normalized to a fixed tenor of 180 days using a linear interpolation by the squared root of time.  The Implied Volatility Index calculations are from www.ivolatility.com, which is an unaffiliated third-party data service used by our third-party valuation consultant, Aon.

We acknowledge the Staff's comment regarding the disclosures that are addressed in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, "Critical Accounting Estimates," in SEC Release No. FR-72.  In future filings we will provide an explanation of the method used to estimate the expected volatility of our share price in our "Critical Accounting Policies and Estimates" as suggested by the Interpretive Response to Question 5 of Topic 14.D.1 and SEC Release No. FR-60, as set forth below.  In consideration of Section V, "Critical Accounting Estimates," in SEC Release No. FR-72, we will evaluate the sensitivity of changes to our implied volatility and, if material, disclose our conclusions in our future filings.

"Critical Accounting Policies and Estimates

Expected Volatility
We use implied volatility based on publicly traded options, as we believe implied volatility is more useful than historical volatility in estimating expected volatility because it is generally reflective of both historical volatility and expectations of how future volatility will differ from historical volatility.  In determining the appropriateness of implied volatility, we considered: (i) the volume of market activity of publicly traded options and determined that there was sufficient market activity; (ii) the ability to reasonably match the input variables of options publicly traded to those of options granted by us, such as the date of grant and the exercise price, and determined that the input assumptions were comparable; and (iii) the length of term of publicly traded options used to derive implied volatility, which is generally six months to two years, and determined that the length of term was sufficient.

If we determined that another method of estimating expected volatility was more reasonable than our current method, or if another method for calculating expected volatility was prescribed by authoritative guidance, the fair value calculated for share-based awards could change significantly. Higher volatility results in an increase to share-based compensation determined at the date of grant."

Form 8-K Filed on January 23, 2007

 Comment 10:  We note that the earnings information furnished on Form 8-K includes numerous non-GAAP financial measures.  Please address the following comments:

•           On page 2 of the release, you present a table that appears to present non-GAAP revenue and non-GAAP gross margin.  Please revise future filings to include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K for each non-GAAP financial measure presented.

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•           In your presentation of the condensed consolidated statement of operations for the three and nine month periods, you present non-GAAP measures showing each of cost of goods sold, research and development, marketing and selling, general and administrative and other operating (income) expenses exclusive of share-based compensation.  However, your discussion of the presentation of the non-GAAP financial measures on page 4 of the earnings release does not appear to address the presentation of these non-GAAP financial measures.  Please revise future filings to include the disclosures require by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for each non-GAAP financial measure presented.

•           Further, we note that your reconciliation of GAAP to Non-GAAP Financial Measures includes numerous non-GAAP financial measures.  Your discussion of the non-GAAP financial measures on page 4 of the earnings release is general and does not appear to address all of the measures presented here.  Please revise future filings to provide the disclosures required by Item 10(e)(1)(i)(C) and (D) for each non GAAP financial measure presented.

Please provide us with a sample of your proposed disclosure in future earnings releases.  In preparing your draft disclosures, please consider the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  We may have further comment upon reviewing your response.

Response 10:  We acknowledge the Staff's comment in the first bullet point and in future filings we will not include GAAP revenue in the non-GAAP table on page 2 of the press release.  We also note that we provided and will continue to do so where appropriate, a reconciliation of non-GAAP gross margin to the most directly comparable GAAP financial measure.  Please refer to the bottom of the "Reconciliation of GAAP to Non-GAAP Financial Measures" table on page 8 of our Form 8-K.

•    In order to address the second and third bullet points of Comment 10, set forth below is a sample of our proposed disclosure that will appear under the heading "Non-GAAP Financial Measures" in each earnings release that contains non-GAAP financial measures.

Please note that although the second paragraph below will appear in our fourth quarter of fiscal 2007 earnings release (the last quarter of our year of initial adoption of SFAS 123 (R)) that we expect to release in April 2007, we do not expect to provide the share-based compensation expense table in subsequent earnings releases or filings.

   Future Earnings Release Sample Disclosure

"Non-GAAP Financial Measures

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In addition to disclosing financial results calculated in accordance with United States (U.S.) generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures as outlined in the "Reconciliation of GAAP to Non-GAAP Financial Measures" table on page ___.  The Company believes non-GAAP financial measures provide useful supplemental information to investors and facilitate a better understanding of results of operations as seen through the eyes of management.  The Company has chosen to provide this supplemental information to enable investors to perform additional comparisons of operating results and analyze financial performance without the impact of certain non-cash expenses, unusual items and share-based compensation expense, which may obscure trends in the Company's underlying performance.  The Company reports gross margin, operating expenses, operating income, net income and diluted earnings per share on a GAAP and non-GAAP basis.  The non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.   The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.  The Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The Company presents cost of goods sold, excluding share-based compensation expense, research and development, excluding share-based compensation expense, marketing and selling, excluding share-based compensation expense, and general and administrative, excluding share-based compensation expense, in a table below each income statement.  The Company believes that this presentation enables investors to assess our performance on the same basis used by management and to facilitate the comparison on both a GAAP and non-GAAP basis to our prior period results.  In particular, we believe it is useful to investors to understand how the expenses associated with share-based compensation are being reflected in our income statements, and the non-GAAP financial information is thus being provided as a baseline for investors during fiscal year 2007, the first year in which we were subject to the requirements of SFAS 123(R), "Share-Based Payment."

The Company also excludes other recurring charges from its non-GAAP financial statements, including amortization of intangible assets and restructuring related expenses.  The amortization amount constitutes a non-cash item and is not indicative of future cash operating costs.  Management excludes these non-GAAP financial measures when making decisions about product spending, administrative budget, or marketing programs.  Thus, we believe that the presentation of supplemental data in the form of non-GAAP financial measures provides the readers of the Company's financial statements with an enhanced understanding of historic and projected financial results as viewed through the eyes of management.

In managing the Company's business on a consolidated basis, management develops our annual plans, which are approved by our Board of Directors, exclusive of our non-GAAP financial measures and does not consider the effects of these non-GAAP financial measures when seeking to reduce unit costs with the goal of increasing gross margin.  In addition, management excludes these non-GAAP financial measures when assessing the level of research and development efforts, or when making decisions about product spending, administrative budgets, or marketing programs."

We supplementally advise the Staff that in preparing the sample disclosures set forth above, we considered the requirements of Item 10(e)(1)(i)(C) and (D) and the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures (June 13, 2003).

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Closing

The Company acknowledges that:

•        it is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975.  Thank you for your time and attention.

                                                                        Sincerely,

                                                                        /s/ William A. Priddy, Jr.
                                                                        William A. Priddy, Jr.
                                                                        Chief Financial Officer and Vice President,
                                                                        Finance and Administration

cc:        Barry Church
            Gina Harrison
            Laura Miller

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